XPLOSION, INC.

468 North Camden Drive

Suite 223

Beverly Hills, CA 90210

July 26, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street North East

Mail Stop 20549-0407

Washington, DC 20549

Attention:	Lisa M. Kohl, Legal Branch Chief
Mara L. Ransom, Assistant Director

Dear Mesdames:

Re: Xplosion Inc. (the "Company")

In connection with the Company's Registration Statement on Form S-1 (as amended) (file no. 333—215568), the Company hereby requests acceleration of the effective date of the Registration Statement to 2:00 p.m. (EST) Friday, July 28, 2017 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that

(i)                 should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)             the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

XPLOSION INC.

Per:	/s/ Nicholas Galan
Nicholas Galan
President and Chief Executive Officer